Exhibit 1

Development Bank of Japan

This description of the Development Bank of Japan is dated October 12, 2007 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF DEVELOPMENT BANK OF JAPAN.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Development Bank of Japan filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to Development Bank of Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from Development Bank of Japan by telephoning 813-3244-1829. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on October 10, 2007, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥117.33=$1.00, and the noon buying rate on October 10, 2007 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥117.17=$1.00.

References to fiscal years of Development Bank of Japan are to the 12-month periods commencing on April 1 of the year indicated.

Unless otherwise indicated, all amounts are presented on a basis consistent with the statutory financial statements of Development Bank of Japan, which are prepared in accordance with the Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally applied to special public corporations in Japan.

In this document where information is presented in thousands, millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be, except as otherwise indicated. In some cases, figures presented in tables in this document may not add up due to such truncating or rounding.

DEVELOPMENT BANK OF JAPAN

Development Bank of Japan (“DBJ”) was established on October 1, 1999 as a governmental financial institution. DBJ’s name and basic mission are provided by the Development Bank of Japan Law (the “DBJ Law”). DBJ is the result of a merger between The Japan Development Bank (“JDB”) and the Hokkaido-Tohoku Development Finance Public Corporation (“HTDF”).

The DBJ Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, DBJ provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions.

DBJ’s capital is wholly owned by the Japanese Government, and DBJ is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory powers over DBJ and determines, with the approval of the Diet, the amount of government funds to be loaned to DBJ for its lending. DBJ’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditors of DBJ are appointed by the Minister of Finance.

CAPITALIZATION

The capitalization of DBJ as of March 31, 2007 was as follows:

(in millions)
Long-term borrowings:
Long-term borrowings from government	¥7,847,646
Bonds and notes	2,673,964
Funds entrusted	15,289

Total long-term borrowings(1)	10,536,899
Capital and statutory reserve:
Capital	1,272,286
Statutory reserve (excluding appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2007)	1,076,594
Appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2007	39,092

Total capital and statutory reserve	2,387,972

Total capitalization	¥12,924,670

(1)	For additional information relating to long-term borrowings, see “Balance Sheets” and “Notes to Financial Statements”.

STATEMENTS OF EARNINGS OF DEVELOPMENT BANK OF JAPAN

See “Non-consolidated Statements of Earnings” set forth on page 18 and “Notes to Non-consolidated Financial Statements” set forth on pages 20 to 25 herein.

BUSINESS

Purpose and Authority

Under the DBJ Law, DBJ’s principal authority is to provide long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions. The DBJ Law specifies that all loans and guarantees extended by DBJ and all debentures subscribed to by DBJ shall have an original maturity of not less than one year and that DBJ shall not compete with commercial financial institutions in conducting its business.

The total outstanding amount DBJ can lend, guarantee and invest is limited by the DBJ Law to the sum of its borrowing authority plus its capital and statutory reserve. Its authority to borrow is limited to 14 times its capital and statutory reserve. As of March 31, 2007, total borrowings were ¥10,536 billion, representing 32.0% of DBJ’s borrowing authority on that date.

Pursuant to the DBJ Law, JDB and HTDF were dissolved upon the establishment of DBJ on October 1, 1999. Also pursuant to the DBJ Law, all of the rights and obligations of JDB and HTDF were assigned to and assumed by DBJ.

The Japan Development Bank

JDB was established in 1951 as a governmental financial institution. JDB’s principal authority was to make loans for the development of industry, the economy and society in general. Most of its loans were made to finance plant and equipment (including aircraft, ships and rolling stock), the reclamation of land, and urban redevelopment. During the last ten years of its operation, JDB’s authority was extended to make equity investments in designated fields; to enlarge the research and development loan program; to make loans to promote the commencement of specified businesses; and to contribute to improving the nation’s social and economic infrastructure through its low-interest loan program for constructing facilities. JDB was also authorized to guarantee obligations for projects it could itself finance. DBJ assumed these operations on October 1, 1999.

Hokkaido-Tohoku Development Finance Public Corporation

HTDF was established in 1956 as a governmental financial institution. HTDF’s principal authority was to provide long-term funds to projects in the Hokkaido and Tohoku regions of Japan in order to promote industrial development in those regions. HTDF invested in, and provided finance and loan guarantees to corporations whose operations were vital to industrial development in those regions, enabling such corporations to purchase capital equipment and access long-term operating funds. HTDF also provided various types of information on local industries and supported regional development project start-ups. DBJ assumed these operations on October 1, 1999.

Other Functions

In addition to the operations of JDB and HTDF, on October 1, 1999 DBJ also assumed the finance functions formerly conducted by the Japan Regional Development Corporation and the Japan Environment Corporation, both governmental institutions.

Government Control and Supervision

DBJ is under Japanese Government control and supervision in conducting its operations. The Minister of Finance draws up the government’s Fiscal Investment and Loan Program (“zaito”) each year which, subject to approval by the Diet, determines the allocation of funds to institutions like DBJ that implement government policies. The allocations are included in the Government Special Accounts Budget and DBJ’s budget of revenues and expenditures is included in the Government Agencies Budget for that fiscal year. DBJ’s accounts are audited by DBJ’s Auditors and are submitted to the Diet after examination by the Board of Audit, an independent body created under the Constitution of Japan.

The Minister of Finance has supervisory powers with regard to DBJ and may require it to make reports as to its operations or examine its books and records whenever he or she deems it necessary. On the basis of any such report or examination, the Minister may issue such orders to DBJ concerning its operations as he or she deems necessary for enforcement of the DBJ Law.

Until the year ended March 31, 2001, DBJ’s lending operations were financed in part by funds from the Fiscal Investment and Loan Program of the Japanese Government (“zaito”) and issuances of DBJ’s bonds explicitly guaranteed by the Japanese Government under the zaito program. Effective April 1, 2001, the zaito program was fundamentally changed from a system in which funds from the government’s Postal Savings and Pension reserves were deposited with the zaito program on a compulsory basis for use by the relevant agencies, including DBJ, to a system in which the government generally raises from capital markets only the amount of funds necessary for these agencies’ projects. As part of the reform, these agencies, including DBJ, are also authorized to raise funds from the capital markets without a guarantee from the government. DBJ is currently authorized to issue in the Japanese domestic market up to ¥290 billion in aggregate principal amount of bonds without a guarantee from the government.

As indicated under “Management”, the Governor and the Auditors of DBJ are appointed by the Minister of Finance.

Recent Developments Regarding Special Public Institutions

On June 6, 2007, the law to privatize DBJ (the “New DBJ Law”) was passed by the Diet.

The New DBJ law contemplates the establishment, in October 2008, of a joint stock corporation (“New DBJ”), which will succeed to the entire business of DBJ. Under the New DBJ Law, New DBJ will initially be wholly owned by the Japanese Government. The New DBJ Law provides that, within a time period that is targeted to last approximately five to seven years, the Japanese Government will dispose of all of the common stock of New DBJ that it will initially own (the “complete privatization”). Promptly after the complete privatization, the Japanese Government will take steps to abolish the New DBJ Law.

With respect to the transition period leading to the complete privatization, the New DBJ Law provides the following:

•

When New DBJ is established in October 2008, DBJ will contribute all its assets and liabilities to New DBJ in exchange for shares of New DBJ’s common stock, and thereafter, upon transferring such shares to the Japanese Government, DBJ will be dissolved. The DBJ Law, which currently governs DBJ, will be abolished.

•

Under the New DBJ Law, the activities of New DBJ will be primarily those of DBJ (making equity investments in, and providing loans and guarantees to, qualified projects; and making borrowings from the government and issuing government-guaranteed and non-guaranteed bonds to finance its operations). In addition, New DBJ will be authorized to accept negotiable deposits and issue bank debentures to investors. The New DBJ Law will also enable New DBJ to utilize new financing methods, such as debtor in possession finance and project finance, in its operations.

•

Supervision of New DBJ by the Japanese Government will be limited to the requisite minimum, taking into account as references the laws governing other companies wholly owned by the Japanese Government and finance-related laws and regulations. Involvement of the Japanese Government in New DBJ’s affairs will be reduced as compared with its current involvement in DBJ, bearing in mind such matters as the need to secure an equal footing between New DBJ and private sector financial institutions and the need to secure public benefit with respect to fiscal measures.

•

In order to make a smooth transition from the current financing structure (of DBJ) that relies primarily on financing backed by government credit to a stable financing structure without such backing, during the transition period New DBJ will be permitted to make borrowings from the Japanese Government and to issue government-guaranteed bonds.

•

During the preparation period leading to the establishment of New DBJ in October 2008, in addition to obtaining borrowings from the Japanese Government and issuing government-guaranteed bonds, DBJ will be permitted to obtain long-term borrowings from the private sector.

•

With respect to various laws that currently set forth mechanisms for utilizing financing from DBJ, by October 2008, the Japanese Government will consider the manner in which an equal footing with private sector financial institutions that might provide such financing will be secured and take appropriate measures.

•

With respect to DBJ’s government-guaranteed bonds that are currently outstanding, as well as government-guaranteed bonds that DBJ may issue hereafter and before its abolishment as described above, the Japanese Government’s guarantee will continue unchanged after DBJ’s obligations and liabilities thereunder are transferred to New DBJ.

Operations

Loan and Investment Operations

The following tables set forth, as of the dates indicated or for the periods indicated, the total amounts of outstanding and new loans and investments made by DBJ by project area.

Loans and Investments Outstanding by Project Area

	As of March 31,
	2006(1)		2007
	(amounts in millions)
Community Development
Revitalization of local economies	¥1,335,289	10.0%	¥1,371,491	10.8%
Development of regional social infrastructure	2,048,336	15.3	1,877,657	14.8
Creation of a widespread network	3,603,643	27.0	3,372,888	26.6

Subtotal	6,987,268	52.3	6,622,037	52.3

Environmental Conservation and Sustainable Societies
Environmental protection, energy, disaster prevention and welfare measures	4,016,709	30.1	3,691,482	29.1

Subtotal	4,016,709	30.1	3,691,482	29.1

Creation of Technologies and Industries
Advanced technology and economic revitalization	309,685	2.3	421,220	3.3
Development of socio-economic base	1,530,126	11.5	1,497,046	11.8

Subtotal	1,839,811	13.8	1,918,266	15.1

Improvement of social capital	511,655	3.8	433,217	3.4

Total(2)	¥13,355,445	100.0%	¥12,665,005	100.0%

(1)	Categories of project areas are reclassified in accordance with the classification for the fiscal year ended March 31, 2007.
(2)	DBJ’s total equity investments outstanding were ¥340,402 million as of March 31, 2006 and ¥405,787 million as of March 31, 2007. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

New Loans and Investments by Project Area

	As of March 31,
	2006(1)		2007
	(amounts in millions)
Community Development
Revitalization of local economies	¥239,967	21.0%	¥265,334	22.2%
Development of regional social infrastructure	159,930	14.0	120,131	10.1
Creation of a widespread network	225,020	19.7	212,774	17.8

Subtotal	624,918	54.6	598,240	50.1

Environmental Conservation and Sustainable Societies
Environmental protection, energy, disaster prevention and welfare measures	240,261	21.0	189,088	15.8

Subtotal	240,261	21.0	189,088	15.8

Creation of Technologies and Industries
Advanced technology and economic revitalization	102,838	9.0	156,973	13.1
Development of socio-economic base	162,826	14.2	241,018	20.2

Subtotal	265,664	23.2	397,991	33.3

Improvement of social capital	12,696	1.1	8,473	0.7

Total(2)	¥1,143,540	100.0%	¥1,193,794	100.0%

(1)	Categories of project areas are reclassified in accordance with the FY2006 classification.
(2)	DBJ’s total equity investments were ¥55,859 million for the fiscal year ended March 31, 2006 and ¥113,342 million for the fiscal year ended March 31, 2007. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

The following table sets forth DBJ’s plan for its loans and investments by project area for the fiscal year ending March 31, 2008.

Loans and Investments Planned by Project Area for the Fiscal Year Ending March 31, 2008

	(amounts in billions)
Technologies reform and economic revitalization	¥360.0	28.8%
Support for regional economies	590.0	47.2
Environmental measures and infrastructure	300.0	24.0

Total	¥1,250.0	100.0%

Guarantee Operations

DBJ also has the authority to guarantee borrowings incurred for purposes consistent with its policies. As of March 31, 2007, DBJ’s guarantee obligations amounted to ¥334,993 million. The amount of guarantee obligations increased by ¥173,388 million during the fiscal year ended March 31, 2007.

Greater Focus on Three Priority Areas

In light of policies developed by the Council on Economic and Finance Policy and other government bodies, DBJ will focus on investment and loan programs intended to promptly address pressing matters among policy issuers in fields such as the new financial methods, the environment, and privatization. Particular emphasis was laid on the issues listed below.

Engaging in new financial methods and promoting risk-taking:

•

DBJ will actively use various new financial methods to assist the private sector in increasing its lending, and promote the participation of private sector financial institutions in higher-risk projects.

Appropriate response to urgent policy issues:

•

DBJ will supply “risk money” for the purposes of supporting growth, improving competitiveness of companies, and revitalizing urban and regional areas. In addition, to ensure safety and security, DBJ will provide financial support for disaster prevention and disaster mitigation measures, and measures to balance protection of the environment with economic growth.

Revitalization of “environmental finance”

•	In order to “increase money flow that is environmentally-friendly”, DBJ will promote the formation of environmentally-friendly funds.

Expansion of self-procurement methods in advance of privatization:

•

Long-term borrowing agreements will be implemented with private sector financial institutions during the fiscal year ending March 31, 2008, in advance of amendments to laws for the transfer to a new system.

Loan, Guarantee and Investment Terms

DBJ develops annually a set of loan, guarantee and investment guidelines as required by Section 1 of Article 23 of the DBJ Law. DBJ’s guidelines for the fiscal year ending March 31, 2008 are described below:

Basic Policy on Loans and Related Matters

DBJ conducts its operations regarding loans, debt guarantees, acquisitions of corporate bonds, assumptions of obligations, and investments in accordance with its mid-term policy and its loan, guarantee and investment guidelines with the aim of complementing and encouraging private financing and under the principle of certainty of repayment.

Terms described in the loan, guarantee and investment guidelines under Article 2 of the Enforcement Order for the DBJ Law are also specified in each item under its lending policy.

Interest Rates

DBJ bases its interest rates to be charged on (i) the principle of equalization of income and expenditure, so that DBJ’s revenues will cover its expenditures and losses, and (ii) on financial market conditions, including the normal terms applied by commercial financial institutions to loans or debt guarantees.

DBJ sets the interest rate applicable to each loan in accordance with interest rates categorized and predetermined by projects specified under its lending policy.

The guarantee rates applied to debt guarantees are determined in consideration of the guarantee rates of commercial financial institutions and other factors and of general financial conditions.

The yields on acquisition of corporate bonds are required to be as follows: in a subscription for the full amount of an entity’s private placement bonds, the yields shall be the same as interest rates on loans; in a subscription for partial amounts, the yields shall be the same as those of other investors; and in publicly issued bonds (straight corporate bonds only), the yields shall be the same as those in the market.

Participation Ratios

The ratios of DBJ’s participation to the total cost of applicable projects with respect to loans, guarantees, and acquisition of corporate bonds are as follows:

Loans and acquisitions of corporate bonds

In principle, DBJ’s participation ratios are set within the limits set forth in each applicable project in the category of “loans”. With respect to subscriptions to publicly-issued bonds, the ceiling is set at 50% of the project cost or 50% of the issue amount, whichever is lower.

The ceiling on the ratio of loans to companies with outstanding capability to raise long-term funds (i.e., listed companies whose bonds are classified as triple-A) shall be 30% and the ceiling on the ratio of loans to companies with fair capability to raise long-term funds, such as companies whose bonds are classified as double- or single-A shall be 40%, although in exceptional circumstances such loan ratios can be flexible when a loan is requested by a private financial institution or when the purpose of the loan is of a highly public nature.

Debt guarantees

In principle, the upper limit on DBJ’s project participation through debt guarantees, combined with loans, shall be 80% of the project cost. The range of guarantees shall in principle be 80% of the debts incurred with respect to each applicable project.

When providing guarantees for issuances of corporate bonds, DBJ maintains a flexible stance in relation to upper limits and other aspects.

Investments

DBJ’s guidelines state that it will make investments in projects or entities: (1) the activities of which accord substantially with the Japanese Government policies and have a strongly public character; (2) such as funds that invest in entities that would otherwise be eligible for lending and other support under DBJ’s investment and lending guidelines; (3) the activities of which are desirable from a policy perspective but, because they are unlikely to become profitable quickly due to risks and low profitability in the early stages, would not be feasible with private financing alone; (4) in which private companies are expected to make sizable investments, excluding entities conducting projects which, from the perspectives of profitability and risk, would be feasible from private financing alone; and (5) which are regarded as certain to generate sufficient profits to cover projected dividends related to the investment.

In principle, the ceiling shall be 50% of the capital of the recipient of an investment.

Currency, Maturities and Other Matters

All of DBJ’s loans are denominated in Japanese yen, except for foreign currency loans, which accounted for 0.6% of DBJ’s total loans outstanding as of March 31, 2007. DBJ is required by the DBJ Law to make loans with an original maturity of at least one year.

The following table sets forth information concerning the maturities of DBJ’s outstanding loans and the corporate bonds it has purchased as of March 31, 2007. The amounts are presented on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Loans and Corporate Bonds Outstanding

Maturity	As of March 31, 2007
	(amounts in millions)
On or before March 31, 2008	¥1,546,155	12.7%
Between April 1, 2008 and March 31, 2012 (inclusive)	5,488,810	45.0
Between April 1, 2012 and March 31, 2017 (inclusive)	3,803,602	31.2
On or after April 1, 2017	1,369,647	11.2

Total	¥12,208,214	100.0%

Note:	The amounts deemed unrecoverable are excluded from the total amounts of loans to bankrupt or essentially bankrupt borrowers.

Allowance for Loan Losses

DBJ provides an allowance for loan losses, up to the maximum level permitted pursuant to an ordinance of the applicable Ministry of Finance. See Note 2 of “Notes to Non-consolidated Financial Statements”. As of March 31, 2007, the allowance totaled ¥36,592 million, which is equal to 0.3% of the total loans actually outstanding at that date (calculated in accordance with accounting principles applicable to special public corporations, which are set forth in Exhibit 1 to DBJ’s Form 18-K/A (Amendment No.4) filed with the SEC on July 31, 2007).

Non-performing Loans

In cases where borrowers are unable to meet payments on their loans, DBJ may revise the terms of repayment in cooperation with other lenders. DBJ’s loans in arrears, loans for which principal payments were overdue by six months or more, amounted to ¥17,841 million as of March 31, 2007.

DBJ has introduced self-assessment standards (“jiko satei kijun”) to assess the credit quality of its assets in accordance with the Financial Inspection Manual of the Financial Services Agency and discloses its non-performing loans calculated under the Banking Law of 1981, as amended (the “Banking Law”), as well as the Law of the Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Law”). DBJ utilizes its financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan for the purposes of these self-assessments. For example, where loans to bankrupt or essentially bankrupt borrowers are covered by collateral or guarantees, the loan amount is directly reduced by deducting the amount of the loan that is not deemed to be covered by the assessed value of the collateral and/or the amounts deemed to be recoverable through guarantees, from the amount of the loan.

DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Banking Law. The following table sets forth the non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Banking Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the table below reflect the amounts in DBJ’s financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Banking Law (A)

	As of March 31,
	2006	2007
	(amounts in 100 millions)
Loans to Bankrupt Debtors (B)	¥43	¥75
Delinquent Loans (C)	1,117	640

Subtotal	1,160	715

Percentage against the total loans outstanding	0.9%	0.6%
Loans Due Past Three Months or More (D)	—	0
Restructured Loans (E)	893	736

Total non-performing loans	¥2,053	¥1,452

Percentage against the total loans outstanding	1.6%	1.2%

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to borrowers who are categorized as “borrowers in legal bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(C)	Loans to borrowers who are categorized as “borrowers in virtual bankruptcy” and “borrowers in possible bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.
(D)	Excludes loans that are included in (1) “Loans to Bankrupt Debtors” and (2) “Delinquent Loans”.
(E)	Loans (other than “Loans to Bankrupt Debtors”, “Delinquent Loans” and “Loans Due Past Three Months or More”) in which DBJ has agreed to modify lending conditions in favor of borrowers by reducing the rate of interest, suspending payments of interest or principal, or forgiving the loans in whole or in part, in order to expedite the borrowers’ restructuring or to provide borrowers with financial support.

In addition, DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Financial Revitalization Law. The following table sets forth non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Financial Revitalization Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the tables below have been prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Financial Revitalization Law (A)

	As of March 31,
	2006	2007
	(amounts in 100 millions)
Loans to borrowers in bankruptcy or quasi-bankruptcy (B)	¥196	¥95
Loans entailing risk (C)	964	621
Loans requiring special attention for recovery (D)	893	736

Subtotal	2,053	1,452

Percentage against the total loans outstanding	1.6%	1.2%
Normal loans (E)	128,811	123,937

Total loans outstanding	¥130,865	¥125,390

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.
(B)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.
(C)	Loans to borrowers who have not financially failed, but the financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.
(D)	Comprised of (1) loans for which principal and/or interest payments are three months or more past due (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy” and “Loans entailing risk”), and (2) restructured loans the terms of which have been modified by DBJ to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy”, “Loans entailing risk” and “Loans for which principal and/or interest payments are three months or more past due”).
(E)	Other than those set forth in (B), (C) and (D) above, loans to borrowers whose financial condition and operating results are deemed to have no material defects.

The following table breaks down DBJ’s outstanding non-performing loans by industry calculated and disclosed under the Banking Law.

Outstanding Non-Performing Loans by Industry

Calculated and Disclosed under the Banking Law

	As of March 31,
	2006	2007
	(amounts in 100 millions)
Manufacturing	¥77	¥82
Agriculture, fishery and forestry	0	0
Mining	8	5
Construction	—	—
Electricity, gas, heat and water supply	5	5
Transport and communications	314	113
Wholesalers, retailers and restaurants	92	77
Financial and insurance businesses	—	—
Real estate	871	634
Services	682	533
Local public bodies	—	—

Total	¥2,053	¥1,452

We invest in and finance projects of public use and interest run by local government organizations referred to as “third sector corporations”. Though there is no clear definition of this term, we use it to refer to corporations in which local government organizations have invested or subscribed for shares, whose securities are not listed on any securities exchange or quoted in any over-the-counter market, that carry out projects with significant civic importance and public benefits. We finance projects such as those involving railways, airport terminals, cable television broadcasters and urban development, including underground parking lots, urban redevelopment and international conference halls. Because these projects tend to require a long period of time for investments to generate returns, they do not easily attract private corporation participants.

Our outstanding loans to third-sector companies in the fiscal year 2005 were ¥1.33 trillion, of which non-performing loans were ¥106 billion, or 8.0% as compared to a non-performing loan ratio of 1.6% for our operations as a whole. Our outstanding loans to third-sector companies in the fiscal year 2006 were ¥1.21 trillion, of which non-performing loans were ¥73 billion, a ratio of 6.0% as compared to a non-performing loan ratio of 1.2% for our operations as a whole.

The ratio of non-performing loans in the third-sector is relatively high as compared to our loan operations in general due to the fact that in general the third-sector businesses have a highly public nature and require a long period of time to recoup investments. In addition, there was some decrease in revenue performance resulting from economic stagnation. We make efforts to maintain our primary policy of conducting our third-sector loan operations in collaboration with related parties, including local public authorities.

The following table shows more detailed information of our non-performance loans to third-sector companies.

Non-Performing Loans to Third-Sector Companies

	As of March 31,
	2006	2007	Increase (Decrease)
	(amounts in ¥100 millions)
Loans to bankrupt debtors	2	50	48
Delinquent loans	430	188	(241)
Loans past due three months or more	—	—	—
Restructured loans	627	494	(133)

Total (A)	1,060	733	(326)

Outstanding loans to the third-sector (B)	13,335	12,136	(1,198)

Ratio of outstanding loans = (A)/(B)	8.0%	6.0%	(1.9)%

The amount of non-performing loans which we made allowances for or wrote off in fiscal 2006 amounted to a reversal of ¥26.4 billion, a decrease of ¥31.2 billion from the previous year, as a result of improvement in business conditions of the borrowers. At the same time, the general provision for loan losses continued to record a reversal of ¥23.2 billion, mainly due to a decline in outstanding balances. Consequently, credit sales related costs or gains, or the sum of the amount of written-off non-performing loans and the amount transferred to the general provision for loan losses, continued to record a net gain amounting to ¥49.6 billion in fiscal 2006, a decrease of ¥25.3 billion from the previous fiscal year.

	Fiscal year ended March 31,
	2006	2007	Increase (Decrease)
	(amounts in ¥100 million)
Amount transferred to the individual provision for loan losses	114	(239)	(353)
Depreciation of loans and bills discounted	53	29	(24)
Others	(119)	(55)	64

Subtotal	48	(264)	(312)

Amount transferred to the general provision for loan losses	(291)	(232)	59

Total sum of credit sales related costs (gains)	(243)	(496)	(253)

Sources of Funds

DBJ’s sources of funds consist of its capital, borrowings from the government, issuance of bonds and internally generated funds such as loan recoveries.

The aggregate amount of the government loans is decided annually as part of the Fiscal Investment and Loan Program, and actual disbursement of the loans is made in installments during the fiscal year to satisfy the DBJ’s funding requirements. Aggregate borrowings by the end of fiscal year 2006 amounted to ¥7,847,646 million. The breakdown was as follows: ¥7,519,403 million from the Fiscal Loan Fund, ¥58,900 million from the Reserve Funds of the Postal Life Insurance Special Account and ¥269,342 million from the Industrial Investment Special Account. In the fiscal year 2007, DBJ expects to borrow approximately ¥364,000 million from the Japanese Government.

In the fiscal year 2006, DBJ issued government-guaranteed bonds in the amount of ¥373,765 million in the domestic and overseas market and non-guaranteed bonds in the amount of ¥235,000 million in the domestic market. Including bonds issued by JDB and HTDF prior to the creation of DBJ on October 1, 1999, the total aggregate amount of bonds issued by DBJ in overseas markets was ¥2,531,881 million, with an aggregate amount outstanding of ¥873,154 million at the end of fiscal year 2006. The government-guaranteed bonds and government-underwritten bonds issued in the domestic market totaled ¥190,000 million, with an outstanding amount of ¥685,810 million at the end of fiscal year 2006. Non-guaranteed bonds in the aggregate amount of ¥235,000 million were publicly offered and ¥1,115,000 million remained outstanding at the end of fiscal year 2006. In the fiscal year 2007, DBJ expects to issue bonds as follows: government-guaranteed bonds in the amount of ¥190,000 million in overseas markets, government-guaranteed bonds in the amount of ¥190,000 million in the domestic market and non-guaranteed bonds in the amount of ¥290,000 million in the domestic market.

Risk Management

We have clarified the risk management responsibilities of our divisions and have built an asset-liability and risk management system controlled by the Corporate Strategy Department, to carry out comprehensive asset-liability and risk management. The Asset-Liability Management Committee, led by the Governor of DBJ, sets forth the basic policies for overall asset-liability and risk management and regularly monitors risks.

Risk Related to National Policy Changes and Policy Finance Reform

Although we currently operate as a governmental policy finance institution, the Regulatory Reform Law stipulates that we are to be fully privatized. Therefore, our operations may be affected by national policy changes, such as the Regulatory Reform Law as well as future laws and regulations relating to the privatization of our operations that are to be formulated pursuant to the Institutional Design.

Credit Risk

Credit risk is a risk of loss as a result of a decrease in or loss of the value of a debtor’s assets due to deteriorated financial conditions. Despite the fact that we apply what we believe are appropriate accounting standards for allowance for doubtful accounts and non-performing loans, we assume the risks of deterioration of asset values due to unexpected causes.

Market Risk

Market risk consists of interest rate risk and foreign exchange risk. We face the interest rate risks arising from assets related to our banking operations and debts as a result of differences in maturity periods between our funding and lending activities and foreign exchange risks related to foreign currency transactions. We address these risks by conducting interest rate and currency swap transactions for the purpose of hedging. However, there is a possibility that asset values may deteriorate due to any sharp changes in the market.

In principle, we do not conduct any trading operations and we hold investment securities to maturity. However, we do conduct derivative trading, such as interest rate and currency swap transactions as described above, and credit derivative transactions. We conduct credit derivative transactions within areas of ongoing risk as part of our debt guarantee operations.

Liquidity Risk

We are subject to liquidity risk, or the risk of having insufficient funds due to an excessive disparity between collection of funds and our repayment obligations or of failing to raise sufficient funds in the event of an emergency. In addition to careful management of projected cash flows, careful maintenance of funds we have on hand and overdraft lines of credit that we have established with multiple private financial institutions, we rely on a stable procurement of funds from the government’s Fiscal Investment and Loan Program. However, we may still face a risk of increased funding requirements in the event of an emergency.

Administrative risk

We face administrative risks that can cause unexpected losses, despite our efforts to prevent and reduce administrative risks by promoting appropriate redundancy and training for our administrative operations.

System risk

We manage system risks arising from failure or malfunctioning of our computer system by closely monitoring our information security department and information asset administrators.

Risks in relation to changes in the evaluation of DBJ by rating agencies and market professionals

We face a risk that our fundraising might be affected by changes in rating agencies’ and market professionals’ recognition toward DBJ.

MANAGEMENT

DBJ is managed by a Governor, two Deputy Governors and up to 12 Senior Executive Directors. In addition to these officers, DBJ has up to two Auditors. The Governor and the Auditors are appointed by the Minister of Finance, and the Deputy Governors are appointed by the Governor with the approval of the Minister of Finance. The Senior Executive Directors are appointed by the Governor.

The Governor is DBJ’s chief executive officer, and the Deputy Governors serve as his alternate. The Senior Executive Directors perform various management functions in accordance with delegations from the Governor, but final authority in all matters resides exclusively with the Governor.

The Auditors audit the business of DBJ and may submit their views to the Governor or the Minister of Finance when they deem it necessary on the basis of the result of their audit. The Auditors audit DBJ’s financial statements semi-annually. Their opinion, together with the financial statements, is submitted to the Minister of Finance within two months after the end of each semi-annual period, or within three months after the end of each fiscal year.

DBJ’s Governor, Deputy Governors, Senior Executive Directors and Auditors are as follows.

Title	Name
Governor	Minoru Murofushi

Deputy Governors	Hideto Fujii Mikio Araki

Senior Executive Directors	Keiji Taga

Hisato Nagaoka

Hiroyuki Hoshi

Takeshi Abe

Yo Takeuchi

Masanori Yanagi

Tetsuhiko Shindo

Hiroshi Takahashi

Kenichiro Hirata

Yasutoshi Kojima

Akiyoshi Horiuchi

Auditors	Tsuyoshi Inoue

Ryo Ishimori

DEBT RECORD

There has been no default in the payment of interest or principal on any obligation of DBJ or its predecessors.

FINANCIAL STATEMENTS OF DEVELOPMENT BANK OF JAPAN AND AUDITORS

The DBJ Law requires DBJ to prepare statutory financial statements semi-annually and to submit them, together with an opinion of both Auditors thereon, to the Minister of Finance. As described under “Management”, the Auditors are appointed by the Minister of Finance. Their duties under the DBJ Law include performing an audit of DBJ’s statutory financial statements, which may not be comparable to an audit as that term is generally understood in the United States of America. DBJ’s statutory financial statements are made available to the public. The accounts of the Japanese government agencies, which include DBJ, are examined annually by the Board of Audit to determine compliance with certain statutory requirements. The Board of Audit is an independent body created by the Constitution of Japan, and its Examination Reports on the accounts of DBJ and the other Japanese government agencies, together with its Audit Reports on the final accounts of the government, are submitted to the Diet through the Cabinet.

Since the fiscal year ended March 31, 2001, DBJ has prepared and made public financial statements prepared in accordance with accounting principles and practices generally accepted for commercial enterprises in Japan (Japanese GAAP), in addition to preparing the statutory financial statements in accordance with the DBJ Law and regulations thereunder. The principal accounting practices between DBJ’s statutory financial statements and its Japanese GAAP financial statements are set forth in Exhibit 1 to DBJ’s Form 18-K/A (Amendment No. 4) filed with the SEC on July 31, 2007. On July 31, 2007, DBJ filed with the Securities and Exchange Commission its audited Japanese GAAP consolidated and non-consolidated financial statements as of and for the years ended March 31, 2006 and 2007. Starting with the fiscal year ending March 31, 2008, DBJ has engaged Deloitte Touche Tohmatsu, independent accountants, to audit its Japanese GAAP financial statements. The previous accounting firm that audited DBJ’s Japanese GAAP financial statements for the fiscal years ended March 31, 2001 through 2007 dissolved effective July 31, 2007.

REPORT OF AUDITORS

MR. TAKESHI KOMURA, Governor

DEVELOPMENT BANK OF JAPAN

9-1, Otemachi 1-chome

Chiyoda-ku, Tokyo

We have audited the balance sheets of the Development Bank of Japan (“DBJ”) as of March 31, 2006 and 2007 and the related statements of earnings for the two fiscal years ended March 31, 2007. Our audit was made in accordance with the Development Bank of Japan Law and the regulations thereunder.

The accounting principles and procedures followed by DBJ are those generally followed by special public corporations in Japan, and the aforesaid balance sheets and statements of earnings have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

The accompanying balance sheets of DBJ as of March 31, 2006 and 2007 and statements of earnings for the two fiscal years ended March 31, 2007 have been prepared by reclassifying the aforesaid financial statements. We have reviewed the reclassifications made in preparing such financial statements and, in our opinion, such statements, as reclassified, fairly present on a consistent basis the financial position of DBJ as of March 31, 2006 and 2007 and the results of its operations for the two fiscal years ended March 31, 2007.

/s/ Tsuyoshi Inoue
Tsuyoshi Inoue
Auditor
Development Bank of Japan

/s/ Ryo Ishimori
Ryo Ishimori
Auditor
Development Bank of Japan

Tokyo, June 21, 2007

Development Bank of Japan

NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Assets
Cash and Due from banks (Note 3)	¥33,979	¥27,572	$287,836
Securities (Note 4)	406,533	388,254	3,443,741
Loans (Note 5)	12,197,441	12,968,029	103,324,367
Less-Allowance for Loan Losses	(36,592)	(38,904)	(309,973)

	12,601,849	12,929,124	103,014,394

Equity Investments	291,470	235,250	2,469,047

Premises and Equipment (Note 6)	56,357	56,380	477,402
Less-Accumulated depreciation	(20,436)	(20,074)	(173,117)

	35,920	36,306	304,285

Accrued Income Receivable (Note 7)	49,162	52,745	416,456
Other Assets (Note 8)	1,679	454	14,230
Unamortized discount on Bonds and Notes	3,951	2,618	33,475
Customers’ Liabilities for Acceptances and Guarantees	334,993	161,605	2,837,728

Total Assets	¥13,318,541	¥13,833,932	$112,821,192

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Liabilities, Capital and Statutory Reserve

Liabilities
Bonds and Notes	¥2,673,964	¥2,261,799	$22,651,115
Long-term Borrowings (Note 9)	7,862,935	9,004,474	66,606,826
Accrued Expenses Payable (Note 10)	37,456	35,967	317,293
Other Liabilities (Note 11)	21,219	21,205	179,746
Acceptances and Guarantees	334,993	161,605	2,837,728

Total Liabilities	10,930,569	11,485,051	92,592,708

Capital and Statutory Reserve
Capital (Note 12)	1,272,286	1,272,286	10,777,518
Statutory Reserve (Note 2 (j))	1,115,686	1,076,594	9,450,966

Total Capital and Statutory Reserve	2,387,972	2,348,880	20,228,484

Total Liabilities, Capital and Statutory Reserve	¥13,318,541	¥13,833,932	$112,821,192

Accompanying notes are an integral part of these financial statements.

Development Bank of Japan

NON-CONSOLIDATED STATEMENTS OF EARNINGS

	Millions of yen		Thousands of U.S. dollars
For the Fiscal Years ended March 31	2007	2006	2007
Interest Income
Interest on Loans	¥327,345	¥368,336	$2,772,943
Interest on Securities	2,752	1,451	23,316
Other Interest Income	335	469	2,844

	330,434	370,257	2,799,103

Interest Expenses
Interest on Bonds and Notes	43,441	39,325	367,996
Interest on Borrowings	192,697	231,639	1,632,334

	236,138	270,964	2,000,330

Net Interest Income	94,295	99,293	798,773

Other Income
Fees and Commissions (Note 13)	3,526	2,494	29,871
Other (Note 14)	15,692	8,527	132,930

	19,218	11,021	162,801

Administrative and Other Expenses
Salaries and related expenses	16,351	16,523	138,512
Other administrative expenses	9,789	9,825	82,926
Depreciation	789	864	6,690
Fees and Commissions (Note 15)	14	40	121
Write-off of Claims (Note 16)	45,543	72,061	385,797
Other (Note 17)	4,245	6,315	35,961

	76,733	105,631	650,007

Earnings before Provision for Loan Losses	36,780	4,683	311,567
Reversal of Allowance for Loan Losses	2,311	2,992	19,583

Net Earnings (Note 2(i))	¥39,092	¥7,675	$331,150

Appropriation of Net Earnings (Note 2(j))
Statutory reserve	36,592	7,675	309,973
Payment to National Treasury	2,499	—	21,177

Total Appropriation of Net Earnings	¥39,092	¥7,675	$331,150

Accompanying notes are an integral part of these financial statements.

Development Bank of Japan

NON-CONSOLIDATED LIST OF ASSETS

March 31, 2007	Millions of yen	Thousands of U.S. dollars	Remarks (Millions of yen/ Thousands of U.S. dollars)
Cash and Due from banks	¥33,979	$287,836
Cash	3	33
Due from banks	33,975	287,803	Current deposits: 24 banks, including Bank of Japan	¥16,210	$137,315
			Ordinary deposits: 2 banks, including Sumitomo Mitsui Banking Corporation	¥17,765	$150,488

Securities	406,533	3,443,741
Japanese Government Bonds	344,731	2,920,220	Issues	Face value	Book value

			Financing bills: 1 holdings	¥12,020	¥12,004
				$101,821	$101,692
			Coupon-bearing government bonds	¥329,820	¥322,727
			(2,5,10 years): 33 holdings	$2,793,901	$2,818,528
Corporate Bonds	53,776	455,536	35 holdings
Other securities	8,025	67,985		Book value
			Collateralized debt obligations: 2 holdings	¥8,000	$67,768
			Equity acquired by excising of warrant, etc.:
			3 holdings	¥25	$217

Loans	12,197,441	103,324,367	13,727 holdings
Yen loans	12,130,302	102,755,635	13,690 holdings
Direct loans	12,129,386	102,747,876	13,684 holdings
Agency loans	915	7,759	6 holdings
Foreign currency loans	67,138	568,732	37 holdings
Allowance for Loan Losses	(36,592)	(309,973)

Equity Investments	291,470	2,469,047	802 holdings

Premises and Equipment	35,920	304,285
Premises and Equipment for Business	35,920	304,285		Book value

			(1) Land: 88 properties/ 65% of 43,966m2, and 131,600m2	¥20,414	$172,932

			(2) Buildings: 204 buildings/ 95% of 2,244m2, 65% of 846m2, and 106,183m2 (Gross floor area)	15,206	128,817

			(3) Equipment: 1,945 items	296	2,509

			(4) Petty sum depreciable assets: 135 items (depreciated over three years as prescribed by tax code)	2	21

			(5) Key money and other: 2 holding	0	6

			* Accumulated depreciation amounted to ¥20,436 million ($173,117 thousand).
Accrued Income Receivable	49,162	416,456
Accrued Interest on Loans	48,569	411,434	Interest accrued on loans but not yet received at the end of the fiscal year
Accrued Interest on Securities	517	4,386	Interest accrued on securities but not yet received at the end of the fiscal year
Accrued Guarantee Fees	75	636	Fees accrued on guarantees but not yet received at the end of the fiscal year
Other Assets	1,679	14,230
Suspense payments	100	848	25 holdings
Guarantee deposits	382	3,240	73 holdings Deposits and guarantees relating to land and buildings leased for business use
Estimated Payments	1,179	9,990	Estimated payment to the National Treasury
Other	17	152	98 holdings
Unamortized discount on Bonds and Notes	3,951	33,475	Difference between face value and proceeds from bonds
Customers’ Liabilities for Acceptances and Guarantees	334,993	2,837,728	75 cases

Total Assets	¥13,318,541	$112,821,192

Note: Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥118.05=$1.00, the effective exchange rate prevailing as of March 31, 2007, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

Development Bank of Japan

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Development Bank of Japan (“DBJ”) maintains its records and prepares its statutory financial statements in accordance with Development Bank of Japan Law (“DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements from the International Financial Reporting Standards. The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and procedures generally accepted in countries and jurisdictions other than Japan.

Consolidated financial statements are not prepared because DBJ has no subsidiaries under the DBJ Law.

The amounts indicated in millions of yen are rounded down by omitting the figures less than one million yen. Accordingly, the sum of each amount appearing in the accompanying financial statements and the notes thereto may not be equal to the sum of the individual account balances.

Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥118.05=$1.00, the effective exchange rate prevailing as of March 31, 2007, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

2. Summary of Significant Accounting Policies

(a) Securities

Securities are stated at cost, which is determined by the moving average method. Under the DBJ Law, DBJ cannot invest surplus funds except in Japanese Government Bonds or other bonds permitted by the DBJ Law, or in deposits at the Fiscal Loan Fund, Bank of Japan or the financial institutions specified by the Ministry of Finance.

(b) Derivatives

Derivative transactions are not recorded on the non-consolidated balance sheets. Income and expenses from derivative transactions are recognized in the non-consolidated statements of earnings on a cash basis.

(c) Translation of Accounts Denominated in Foreign Currencies

DBJ holds foreign currency swaps to hedge exchange rate risks on its loans, bonds and notes that are denominated in foreign currencies. These foreign currency swaps are not recognized in the non-consolidated balance sheets. The foreign currency denominated loans, bonds and notes that are being hedged are measured at the contract rates of the respective foreign currency swaps designated as hedging instruments.

(d) Depreciation Method for Premises and Equipment

In accordance with certain provisions set forth in the Corporation Tax Law, depreciation is provided based on the declining balance method for all Premises and Equipment except for buildings and key money, which are depreciated based on the straight-line method.

(e) Discounts on Bonds and Notes

Discounts on bonds and notes are amortized using the straight-line method over the average period of redemption in accordance with an ordinance defined by the Ministry of Finance.

(f) Bonds and Notes Issuance Costs

Bonds and Notes issuance costs are recorded as expenses in the period they are incurred in accordance with a provision defined by the Ministry of Finance.

(g) Allowance for Loan Losses

A provision for loan losses is established in accordance with the requirements set forth by the Ministry of Finance pursuant to the DBJ Law. Under the provision, the allowance for loan losses is limited to 0.3% of loans outstanding at the end of each fiscal year.

(h) Employee Retirement Benefits

In accordance with the DBJ Law and regulations thereunder, employee retirement benefits to employees (including payment to employees reaching retirement age) are included in DBJ’s budget of revenues and expenditures on the basis of anticipated payments to be made during the relevant year and are included in “Salaries and related expenses” in the non-consolidated statements of earnings when paid.

(i) Income Taxes

DBJ is exempt from taxes based on income, however DBJ is subject to parity taxes of the inhabitants’ taxes among local taxes.

(j) Appropriation of Net Earnings

In accordance with provisions of the DBJ Law and a related law, DBJ is required to set aside out of net earnings as a statutory reserve, the larger of (i) an amount equivalent to 20% of net earnings or (ii) an amount equivalent to 0.3% of loans outstanding at the end of each fiscal year (if this amount is in excess of the amount of net earnings for the year, then the amount of such net earnings). The reserve provided may only be used to cover net losses. The balance of net earnings remaining each year, after providing for this reserve, is to be paid to the National Treasury by May 31 of the following fiscal year. Interim payments are provided for under the Cabinet Order.

As for the fiscal year ended March 31, 2007, the payment to the National Treasury was made, because the amount of net earnings was in excess of such required amounts.

(k) Consumption Tax

Income and expense subject to consumption tax include related consumption taxes paid or received.

3. Cash and Due from Banks

Cash and due from banks as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Cash	¥3	¥3	$33
Due from banks	33,975	27,569	287,803

	¥33,979	¥27,572	$287,836

4. Securities

Securities as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Japanese Government bonds	¥344,731	¥341,230	$2,920,220
Corporate bonds	53,776	44,013	455,536
Other securities	8,025	3,010	67,985

	¥406,533	¥388,254	$3,443,741

5. Loans

Loans as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Yen loans	¥12,130,302	¥12,887,481	$102,755,635
Direct loans	12,129,386	12,886,406	102,747,876
Agency loans	915	1,074	7,759
Foreign currency loans	67,138	80,547	568,732

	¥12,197,441	¥12,968,029	$103,324,367

Pursuant to the DBJ Law and regulations thereunder, loans in arrears are defined as the loans for which the principal payments are overdue by six months or more. This categorization is different from the categorization of non-performing loans as defined under the Banking Law and the Financial Revitalization Law. The amounts of the loans in arrears included in “Loans” on the non-consolidated balance sheets as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Loan past-due for six months or more as to principal payments	¥17,841	¥43,845	$151,134

	¥17,841	¥43,845	$151,134

6. Premises and Equipment

Premises and equipment as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Premises and Equipment for Business	¥56,357	¥56,380	$477,402

	¥56,357	¥56,380	$477,402
Less-Accumulated Depreciation	(20,436)	(20,074)	(173,117)

Net Book Value	¥35,920	¥36,306	$304,285

7. Accrued Income Receivable

Accrued income receivable as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Accrued Interest on Loans	¥48,569	¥52,276	$411,434
Accrued Interest on Securities	517	451	4,386
Accrued Guarantee Fees	75	17	636

	¥49,162	¥52,745	$416,456

8. Other Assets

Other assets as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Suspense payments	¥100	¥51	$848
Guarantee deposits	382	380	3,240
Estimated payments	1,179	—	9,990
Other	17	22	152

	¥1,679	¥454	$14,230

9. Long-term Borrowings

DBJ borrows funds from the Japanese Government in order to meet funding requirements for the conduct of operations specified in the DBJ Law. DBJ also accepts other funds received from government sources in order to apply them to the sources of funds necessary to financially contribute to a particular government policy with respect to the operations provided in the DBJ Law, as provided in the Cabinet Order. Long-term borrowings as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Fiscal Loan Fund	¥7,519,403	¥8,566,149	$63,696,766
Reserve funds of the Postal Life Insurance Special Account	58,900	98,464	498,941
Industrial Investment Special Account	269,342	321,384	2,281,601
Funds entrusted	15,289	18,476	129,518

	¥7,862,935	¥9,004,474	$66,606,826

10. Accrued Expenses Payable

Accrued expenses payable as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Accrued interest on bonds and notes	¥6,456	¥6,299	$54,696
Accrued interest on long-term borrowings	30,997	29,665	262,582
Other accrued expenses	1	2	15

	¥37,456	¥35,967	$317,293

11. Other Liabilities

Other liabilities as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Loan redemption	¥517	¥1,687	$4,380
Suspense receipts	1,118	442	9,476
Unearned income	19,546	19,008	165,575
Other	37	66	315

	¥21,219	¥21,205	$179,746

12. Capital

The Japanese Government is the sole owner of the equity interest, which is not evidenced by documents such as stock certificates, but is evidenced at the Registration Office of the Legal Affairs Bureau of Japan.

13. Fees and Commissions (Income)

Fees and commissions (income) for the fiscal years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Commissions received	¥2,713	¥2,218	$22,984
Guarantee fees	812	275	6,887

	¥3,526	¥2,494	$29,871

14. Other (Income)

Other (income) for the fiscal years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Miscellaneous interest received	¥484	¥736	$4,107
Collection of written-off claims	62	144	529
Income from equity investments	—	1,733	—
Other	15,145	5,912	128,294

	¥15,692	¥8,527	$132,930

*	“Other” in above table includes “income from investment fund” which amounts to ¥14,662 million ($124,205 thousand) and ¥5,154 million for the fiscal year ended March 31, 2007 and 2006, respectively.

15. Fees and Commissions (Expenses)

Fees and commissions (expenses) for the fiscal years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Commissions paid	¥14	¥40	$121

	¥14	¥40	$121

16. Write-off of Claims

DBJ writes-off loans past-due, equity investments and securities which have declined in value drastically, only after exhausting all available remedies including realization on any collateral and disposal by sale of claims. Write-offs are recorded at fiscal year end only with the approval of the Ministry of Finance. The amounts of Loans, Equity Investments and Securities written off for the fiscal years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Securities written off	¥—	¥18	$—
Loans written off	43,331	68,612	367,057
Equity investments written off	2,212	3,429	18,740

	¥45,543	¥72,061	$385,797

17. Other (Expenses)

Other (expenses) for the fiscal years ended March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Miscellaneous interest paid	¥279	¥652	$2,370
Amortization of discount on bonds and notes	456	415	3,864
Bonds and notes issuance cost	1,521	777	12,887
Other	1,987	4,470	16,840

	¥4,245	¥6,315	$35,961

*	“Miscellaneous interest paid” is mainly composed of payment for credit derivative transactions.

18. Credit Derivative Transactions

DBJ utilizes credit default swaps as part of its “acceptances and guarantees on customers’ debt” business within the limit of a certain definite amount of risk. Contract values as of March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
At March 31	2007	2006	2007
Sold	¥697,877	¥—	$5,911,714
Bought	614,827	20,000	5,208,199

SUPPLEMENTAL INFORMATION OF DEVELOPMENT BANK OF JAPAN

Outstanding Bonds

		(Yen amounts in millions)
Guaranteed foreign bonds and notes as of March 31, 2007(1):

Dollar obligations
6 7/8%	Guaranteed Bonds Due 2011 ($750,000,000) issued in 1999	¥78,975
4.25%	Guaranteed Bonds Due 2015 ($700,000,000) issued in 2005	75,768
5 1/8%	Guaranteed Bonds Due 2017 ($900,000,000) issued in 2007	108,765

	Subtotal	¥263,508

Japanese yen obligations
1.81%	Guaranteed Bonds Due 2028 (¥ 25,000,000,000) issued in 1998(2)	25,000
1.75%	Guaranteed Bonds Due 2010 (¥100,000,000,000) issued in 2000	100,000
1.40%	Guaranteed Bonds Due 2012 (¥75,000,000,000) issued in 2002	75,000
1.70%	Guaranteed Bonds Due 2022 (¥75,000,000,000) issued in 2002	75,000
1.70%	Guaranteed Bonds Due 2022 (¥30,000,000,000) issued in 2003	30,000
1.05%	Guaranteed Bonds Due 2023 (¥75,000,000,000) issued in 2003	75,000
1.60%	Guaranteed Bonds Due 2014 (¥75,000,000,000) issued in 2004	75,000
2.30%	Guaranteed Bonds Due 2026 (¥50,000,000,000) issued in 2006	50,000
2.30%	Guaranteed Bonds Due 2026 (¥25,000,000,000) issued in 2006	25,000

	Subtotal	¥530,000

Euro obligations
5.625%	Guaranteed Bonds due 2011 (EUR 75,000) issued in 2001	¥79,646

	Total foreign bonds and notes	¥873,154

		(Yen amounts in millions)
Guaranteed domestic bonds as of March 31, 2007:

Japanese yen obligations
1.8%	Guaranteed Bonds Due 2010 issued in 2000	¥50,000
1.9%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.8%	Guaranteed Bonds Due 2010 issued in 2000	50,000
1.6%	Guaranteed Bonds Due 2011 issued in 2001	50,000
1.4%	Guaranteed Bonds Due 2011 issued in 2001	50,000
0.8%	Guaranteed Bonds Due 2013 issued in 2003	50,000
1.3%	Guaranteed Bonds Due 2014 issued in 2004	30,000
1.8%	Guaranteed Bonds Due 2014 issued in 2004	30,000
1.3%	Guaranteed Bonds Due 2015 issued in 2005	20,000
1.4%	Guaranteed Bonds Due 2015 issued in 2005	30,000
1.6%	Guaranteed Bonds Due 2016 issued in 2006	13,000
2.1%	Guaranteed Bonds Due 2021 issued in 2006	30,000
2.0%	Guaranteed Bonds Due 2016 issued in 2006	50,000
2.1%	Guaranteed Bonds Due 2021 issued in 2006	30,000
2.0%	Guaranteed Bonds Due 2021 issued in 2006	30,000
1.8%	Guaranteed Bonds Due 2017 issued in 2007	50,000
2.4%	Underwritten Bonds Due 2007 issued in 1997	3,000
2.6%	Underwritten Bonds Due 2007 issued in 1997	3,250
2 1/2%	Underwritten Bonds Due 2007 issued in 1997	8,500
2%	Underwritten Bonds Due 2007 issued in 1997	7,200
2.1%	Underwritten Bonds Due 2007 issued in 1997	2,450
2%	Underwritten Bonds Due 2008 issued in 1998	1,050
2.2%	Underwritten Bonds Due 2008 issued in 1998	2,150
2%	Underwritten Bonds Due 2008 issued in 1998	5,650
1.9%	Underwritten Bonds Due 2008 issued in 1998	2,700
1.9%	Underwritten Bonds Due 2008 issued in 1998	5,700
1.7%	Underwritten Bonds Due 2008 issued in 1998	1,300
1.8%	Underwritten Bonds Due 2008 issued in 1998	10,190
1.8%	Underwritten Bonds Due 2008 issued in 1998	6,500
1.1%	Underwritten Bonds Due 2008 issued in 1998	5,000
1.1%	Underwritten Bonds Due 2008 issued in 1998	4,000
1.2%	Underwritten Bonds Due 2008 issued in 1998	4,170

	Subtotal	¥685,810

Non-guaranteed domestic bonds
0.67%	Non-guaranteed Bonds due 2007 issued 2002	50,000
0.52%	Non-guaranteed Bonds due 2007 issued 2002	50,000
1.23%	Non-guaranteed Bonds due 2012 issued 2002	50,000
0.41%	Non-guaranteed Bonds due 2008 issued 2003	50,000
0.78%	Non-guaranteed Bonds due 2013 issued 2003	60,000
0.40%	Non-guaranteed Bonds due 2008 issued 2003	50,000
1.58%	Non-guaranteed Bonds due 2013 issued 2003	50,000
1.17%	Non-guaranteed Bonds due 2010 issued 2003	20,000
1.83%	Non-guaranteed Bonds due 2018 issued 2003	10,000
0.68%	Non-guaranteed Bonds due 2009 issued 2004	50,000
1.59%	Non-guaranteed Bonds due 2014 issued 2004	50,000
0.99%	Non-guaranteed Bonds due 2009 issued 2004	50,000
0.64%	Non-guaranteed Bonds due 2008 issued 2004	30,000
1.52%	Non-guaranteed Bonds due 2014 issued 2004	50,000
1.05%	Non-guaranteed Bonds due 2011 issued 2004	20,000
0.62%	Non-guaranteed Bonds due 2010 issued 2005	40,000
1.40%	Non-guaranteed Bonds due 2015 issued 2005	50,000
1.70%	Non-guaranteed Bonds due 2020 issued 2005	10,000
0.57%	Non-guaranteed Bonds due 2010 issued 2005	50,000
0.92%	Non-guaranteed Bonds due 2011 issued 2005	30,000
0.77%	Non-guaranteed Bonds due 2009 issued 2005	20,000
1.65%	Non-guaranteed Bonds due 2015 issued 2005	40,000
1.41%	Non-guaranteed Bonds due 2011 issued 2006	35,000
1.40%	Non-guaranteed Bonds due 2011 issued 2006	80,000
1.98%	Non-guaranteed Bonds due 2016 issued 2006	20,000
1.30%	Non-guaranteed Bonds due 2011 issued 2007	50,000
1.86%	Non-guaranteed Bonds due 2016 issued 2007	20,000
1.93%	Non-guaranteed Bonds due 2019 issued 2007	10,000
2.63%	Non-guaranteed Bonds due 2036 issued 2007	20,000

	Subtotal	¥1,115,000

	Total domestic bonds	¥1,800,810

	Total bonds	¥2,673,964

(1)	The actual foreign currency amounts of obligations are set forth in parentheses (in thousands of units of foreign currency) for foreign borrowings. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of “Notes to Non-consolidated Financial Statements”.
(2)	These bonds have put options which can be exercised by investors in 2008, 2013, 2018 and 2023.